UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                       SEC File Number 000-51908
                                                        CUSIP Number 869362 10 3

                           NOTIFICATION OF LATE FILING

(Check One):    |_| Form 10-K  |_| Form 11-K   |_| Form 20-F    |X| Form 10-Q
                |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

      For Period Ended: March 31, 2007

      |_|   Transition Report on Form 10-K

      |_|   Transition Report on Form 20-F

      |_|   Transition Report on Form 11-K

      |_|   Transition Report on Form 10-Q

      |_|   Transition Report on Form N-SAR

      For Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

SUTOR TECHNOLOGY GROUP LIMITED
Full Name of Registrant

No 8, Huaye Road, Dongbang Industrial Park
Address of Principal Executive Office (Street and Number)

Changshu, China, 215534
City, State and Zip Code

PART II - RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating its operating and financial information into financial statements for the third quarter of its 2007 fiscal year. The Registrant anticipates that it will file its Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Guoxiang Ni (Chief Executive Officer)      86-512          52686688
         (Name)                               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in its Current Report on Form 8-K filed on February 2, 2007, the Registrant completed a share exchange transaction (the "Share Exchange Transaction") with Sutor Steel Technology Co., Ltd. ("Sutor Steel"), a British Virgin Islands company and Sutor Steel's shareholders on February 1, 2007 which resulted in a change in control of the Registrant. Prior to February 1, 2007, the Registrant was a shell corporation and was not engaged in any active business. The Share Exchange Transaction changed the Registrant's operations from the operations reported in the Registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 2006 that was filed on May 16, 2006. Through Sutor Steel's Chinese operating subsidiaries, the Registrant now manufactures and sells steel finishing fabrication products which are used in the construction industry and widely applied in manufacturing of electrical household appliance parts and outer casings.

Although the Registrant was the surviving legal entity in the Share Exchange Transaction, the transaction is accounted for as a reverse acquisition with Sutor Steel deemed as the accounting acquirer. Under the purchase method of accounting, Sutor Steel's historical results are being carried forward and the Registrant's operations will be included in the financial statements commencing on the effective date of the Share Exchange Transaction. Accordingly, the amounts of revenue, net profit, assets, liabilities and shareholder's equity will differ significantly from the financial results reported in the previous year's Form 10-QSB that was filed for the corresponding fiscal quarter in 2006 as a result of such reverse acquisition accounting. The Registrant is unable to provide an accurate quantitative estimate of the results for the quarters ended March 31, 2007 and 2006, as it has not yet completed the information necessary to provide such an estimate. However, the Registrant expects to file its Quarterly Report on Form 10-Q with such results within the allotted extension period.

                         SUTOR TECHNOLOGY GROUP LIMITED
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 16, 2007                        By: /s/Guoxiang Ni
                                              ----------------------------------
                                              Guoxiang Ni
                                              Chief Executive Officer